Exhibit 23.4

Tallgrass Energy Partners, LP

6640 w. 143rd Street, Suite 200

Overland Park, Kansas 66223

United States of America

Attention: George Rider, Executive Vice President and General Counsel

March 27, 2013

Dear Mr. Rider

Re: Inclusion of Wood Mackenzie Analysis in an S1 filing

Tallgrass Energy Partners, LP, a Delaware limited liability company (“Tallgrass”), has requested that permission be given by Wood Mackenzie Limited (“Wood Mackenzie”) for the inclusion by you of certain proprietary data and information of Wood Mackenzie contained in our Upstream Service (the “Information”) in an Initial Public Offering (IPO) document (the “Document”) to be prepared by Tallgrass in connection with its IPO, which Document is to be made available to persons within and outside your organisation.

Wood Mackenzie is prepared to agree to the publication of the Information in the Document and to the distribution of the Document to persons within and outside your organisation on condition that you agree to the following terms and conditions:

1.	Wood Mackenzie makes no warranty or representation to you of whatever nature regarding the accuracy or completeness of the Information and does not undertake any duty of care to you or to any third party in respect of the Information and has not taken into account the purposes for which you have been given, or for which you will use, the Information and disclaims all liability to the fullest extent permitted by law for any consequence whatsoever should you or any third party use or rely on the Information;

2.	If, notwithstanding the terms of this letter agreement, you or any third party do rely upon the Information for any purpose, you and/or such third party shall do so entirely at your or their own risk;

3.	Wood Mackenzie does not warrant or represent that the Information is appropriate or sufficient for your purposes and has not taken into account the purposes for which Tallgrass is preparing the Document or using the Information.

4.	Wood Mackenzie will not have, and will not assume, any liability to you or to any third party in any respect as a result of the Information (save to the extent any liability cannot be lawfully excluded);

5.	You will not bring any actions, proceedings or claims against Wood Mackenzie or any of its parent, subsidiary or affiliated undertakings or any of their respective officers, employees or representatives where the action, proceeding or claim in any way relates to or concerns or is connected with the use of, or reliance upon the Information;

6.	You may only use the Information for inclusion in the Document and your use of the Information must be confined to the purpose for which Intergeo has requested you be given it and the Information must be kept confidential by you and may not be disclosed to any third party or announced publicly unless there is a legal or regulatory obligation to disclose or announce it or unless Wood Mackenzie otherwise gives its prior written consent to such disclosure or announcement;

7.	Where Wood Mackenzie is willing to give its written consent pursuant to paragraph 6 above, Wood Mackenzie may require as a condition of such consent that the third party agrees in writing to be bound by and to observe the terms set out in this letter agreement, as if references to you were a reference to the third party;

8.	Any reference to the Information in any document prepared by you shall be accompanied with an attribution as follows: “Source: Wood Mackenzie”;

9.	You shall pay, protect, indemnify and hold harmless Wood Mackenzie and its parent, subsidiary and affiliated undertakings and their respective officers, employees and representatives from and against any and all claims, demands, damages, losses, costs, expenses or liabilities of whatever nature (including legal fees and expenses), brought or threatened against or incurred by Wood Mackenzie or any of its parent, subsidiary or affiliated undertakings or any of their respective officers, employees or representatives on account of or arising in connection with or otherwise relating to the publication or use of the Information by you or the use of or reliance on the Information by any third party;

10.	This letter agreement sets out the entire agreement as between Wood Mackenzie and you in relation to the conditions upon which access to the Information is approved by Wood Mackenzie. This letter agreement shall be governed by and construed in accordance with the laws of England and the Courts of England shall have exclusive jurisdiction in respect of any dispute arising out of or in connection with this letter agreement.

We should be grateful if you would acknowledge your acceptance and agreement of the terms and conditions of this letter agreement by signing and dating a copy of this letter where indicated below and returning it to us.

Yours sincerely,

/s/ Douglas Montgomery
Head of Sales & Marketing For and on behalf of Wood Mackenzie Limited Date 27 March, 2013

We hereby acknowledge receipt of this letter and agree to and accept its terms.

Tallgrass Energy Partners, LP

By:	/s/ George Rider
George Rider, Executive Vice President and General Counsel

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